TO: SECU[redacted]SSION

06011337

82-34

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+ 61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Dean Bowman
+61 8 8218 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

SUPPL

2 March 2006

Dividend Reinvestment Plan (DRP)

On 31 March 2006 Santos will pay a fully franked interim dividend of 20 cents per share to shareholders on record as at 6 March 2006 (Record Date).

Under the terms of the DRP, the average market price is calculated as the arithmetic average of the daily weighted average market price over a period of seven business days commencing on the business day after the Record Date, with no discount to apply.

The last date for shareholders to elect to participate in the DRP, if they have not previously elected to do so, is 5:00pm (Adelaide time) on the Record Date.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)